SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.  *)

                                Metricom, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  591596-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
                        7711 Carondelet Ave., Suite 700
                              St. Louis, MO 63105
                                (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 26, 1996
                     (Date of Event which Requires Filing
                              of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

Page 1 of 5 pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ryback Management Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) [  ]
                                               (b) [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                              [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Michigan

                 7  SOLE VOTING POWER
                    4,112,891
NUMBER OF
  SHARES         8  SHARED VOTING POWER
BENEFICIALLY        -0-
OWNED BY
  EACH           9  SOLE DISPOSITIVE POWER
REPORTING           4,112,891
PERSON
 WITH            10 SHARED DISPOSITIVE POWER
                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,112,891

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                 [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROX (11)
      27.4%

14  TYPE OF REPORTING PERSON
      IA, CO

Item 1.  Security and Issuer.

         This Schedule 13D is being filed by Ryback Management Corporation, a Michigan corporation ("Ryback") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Metricom, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 980 University Avenue, Los Gatos, California 95030.

Item 2.  Identity and Background.

         Ryback is a registered investment adviser providing investment advisory services to Lindner Investments, a Massachusetts business trust (the "Trust"), which currently has seven separate series of shares. Of these separate series, four series beneficially own shares of the Issuer's Common Stock and two series own the Issuer's 8% convertible debentures due 2003 ("Convertible Debentures"). The address of the principal business and principal office for Ryback is 7711 Carondelet Ave., St. Louis, MO 63105.

         The following table sets forth certain information with respect to the executive officers and directors of Ryback. Each person is a citizen of the United States and unless otherwise indicated, has his business address at 7711 Carondelet Ave., St. Louis, MO 63105.

                         Principal Occupation and
                         Business Address if Different
Name                     from that set forth above
----                     -----------------------------
Eric E. Ryback           President and Trustee of the Trust; President and a
                         Director of Ryback.

Robert A. Lange          Senior Vice President of the Trust and Ryback.

Brian L. Blomquist       Vice President and Secretary of the Trust; Vice
                         President and Assistant Secretary of Ryback.

Lawrence G. Callahan     Vice President of the Trust and Ryback.

Doug T. Valassis         Chairman and Trustee of the Trust and Chairman,
                         Director and Treasurer of Ryback; President of
                         Franklin Enterprises, Inc., 520 Lake Cook Road,
                         Deerfield, Illinois

Edward W. Elliot, Jr.    Director of Ryback; Vice Chairman, Franklin
                         Enterprises, Inc., 520 Lake Cook Road, Deerfield,
                         Illinois

D. Craig Valassis        Director of Ryback; Vice President, Franklin
                         Enterprises, Inc., 520 Lake Cook Road, Deerfield,
                         Illinois

Robert L. Miller         Director of Ryback; Treasurer, Franklin
                         Enterprises, Inc., 520 Lake Cook Road, Deerfield,
                         Illinois

         Neither Ryback nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding.
Neither Ryback nor the Trust nor any of their executive officers, directors or trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of the funds used by the Ryback and the Trust for the acquisition of Issuer's Common Stock was available working capital.

Item 4.  Purpose of Transaction.

         Initially, the Trust purchased Common Stock and Convertible
Debentures of the Issuer for investment purposes.   Ryback believes that the
Issuer's Common Stock is undervalued and that the most effective way to maximize its value is to encourage management to consider a sale, merger or other business combination of the Issuer to or with another company. Accordingly, on December 26, 1996, on behalf of the Trust, Ryback presented the Issuer with a proxy proposal for action at the 1997 annual meeting of the Issuer to recommend that the Issuer's Board of Directors take all actions necessary to conduct a competitive auction for the Issuer's business and/or assets. Ryback may, at any time or from time to time, review or reconsider this position with respect to the Issuer and may formulate plans with respect to other matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Trust, through four of its separate series, beneficially owns 4,012,891 shares of Common Stock (approximately 27.4% of the outstanding shares of Common Stock, taking into account the shares issuable on conversion of the Convertible Debentures). Ryback, in its own capacity and for its own account, also owns 10,000 shares of the Issuer's Common Stock.

         (b) In its capacity as investment adviser for the Trust, Ryback exercises sole voting and dispositive powers over the shares owned by the Trust, and therefore may be deemed to be the beneficial owner of all such shares.

         (c) During the sixty days immediately preceding the date of this filing, the Trust has engaged in the following transactions with respect to the Issuer's Common Stock, all of which were broker transactions executed on the open market:

                  No. of Shares
                  and Type of           Price/
Date              Transaction           Share
----              -------------         ------
10/28/96          Purchase--6,000 shs.  $14.75
10/29/96          Purchase--10,000 shs. $14.75
10/30/96          Purchase--5,000 shs.  $14.4375
11/13/96          Purchase--8,000 shs.  $15.5625

         (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock held by the Trust.

         (e)     Not applicable.

Item 7.  Exhibits.

         None.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RYBACK MANAGEMENT CORPORATION


Date: December 26, 1996                   By: /S/ LAWRENCE G. CALLAHAN
                                              Lawrence G. Callahan
                                              Vice President